Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

June 13, 2016

VIA EDGAR

Era Anagnosti
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Porter Bancorp, Inc.
Registration Statement on Form S-3
(File No. 333-211496)

Dear Ms. Anagnosti:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Porter Bancorp, Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2016, together with all exhibits thereto.

The Form S-3 Registration Statement was filed in connection with the registration of the common shares of the Company for resale by certain selling shareholders.   The Company requests withdrawal of the registration Statement in order to register the transaction on an appropriate form. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to Porter Bancorp, Inc., Attention: Phillip W. Barnhouse, Chief Financial Officer, 2500 Eastpoint Parkway, Louisville, KY 40223, facsimile number (502) 753-4849, with a copy to the Company’s counsel, Frost Brown Todd LLC, Attention: Alan K. MacDonald, 400 West Market Street, 32nd floor, facsimile number (502) 581-1087.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please call the undersigned at (502) 499-4800 or Alan K. MacDonald of Frost Brown Todd LLC at (502) 568-0277 with any questions you may have regarding this matter.

Very truly yours,

Porter Bancorp, Inc.

By: /s/ Phillip W. Barnhouse
Phillip W. Barnhouse
Chief Financial Officer